UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201, 1166 Alberni Street

Vancouver, BC	V6E 3Z3
Item 2.	Date of Material Change

July 7, 2006

Item 3.	News Release
Item 4.	Summary of Material Change

Entrée Gold Inc. reports on ongoing exploration on its 100% owned Lookout Hill and Manlai properties in Mongolia. Entrée plans to commence surface geophysical surveys on its Sol Dos property located in southeast Arizona in the third quarter 2006. Diamond drilling is expected to commence in the final quarter of 2006, once drill targets have been identified. Entrée continues to monitor developments in Mongolia relating to proposed amendments to the national mineral laws. At this time, the Company has no plan to suspend in-country exploration at Lookout Hill and Manlai. Entrée continues to evaluate potential acquisitions, worldwide, with a focus on promising copper and gold projects.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Greg Crowe, President and CEO

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 7th day of July, 2006.

SCHEDULE “A”

ENTRÉE GOLD PROVIDES EXPLORATION UPDATE

Vancouver, B.C., July 7, 2006 - Entrée Gold Inc. (TSX: ETG; AMEX: EGI; Frankfurt: EKA – “Entrée” or the “Company”) reports on ongoing exploration on its 100% owned Lookout Hill and Manlai properties in Mongolia. The current programs commenced in late April 2006.

Lookout Hill

Entrée’s exploration on its 100% owned ground at Lookout Hill has consisted of geophysics, prospecting, geological mapping and diamond drilling. A total of 1,400 metres of diamond drilling has now tested one of several deep induced polarization (“IP”) targets, along strike to the south of Zones I/II and III and 10.5 kilometres to the west of Ivanhoe Mines Ltd.’s (IVN:NYSE, TSX, NASDAQ – “Ivanhoe”) Oyu Tolgoi mineralized system. To date, drilling has intersected probable Devonian stratigraphy with local quartz veining and disseminated sulphides. Copper and gold mineralization at Oyu Tolgoi is hosted within Devonian age volcaniclastics and sediments.

An additional 4,000 metres of diamond drilling is planned to test the potential of this structural system to host porphyry-related copper-gold mineralization. A second deep drill, scheduled to arrive on site in early August, will continue to test geophysical and geochemical targets. A reverse circulation drill is also scheduled to arrive in early August to test geophysical, geochemical and geological targets at the Ring Dyke and Zone III epithermal style gold targets.

Manlai

Exploration to date at Manlai, located 120 km north of Lookout Hill, has consisted of IP, soil geochemistry, geological mapping, mechanical trenching and 500 metres of diamond drilling. Soil, drilling and trenching results are pending. IP surveys defined a significant chargeability anomaly extending south from Targets 3 and 4 (see Entrée’s news release of January 11, 2006). An additional 2,000 metres of drilling is planned, to test a number of geophysical, geochemical and geological targets.

Entrée/Ivanhoe Lookout Hill Earn-in Area

Ivanhoe currently has three rigs continuing infill and condemnation drilling on the optioned portion of the Lookout Hill project. Infill drilling is being done to support the upgrading of the inferred resource initially estimated on Entrée’s Copper Flats and Ivanhoe’s Hugo North areas (see Entrée’s and Ivanhoe’s news releases of February 1, 2006). The resulting new resources estimates will be used in the development of the Oyu Tolgoi project mine plan. Condemnation drilling is necessary to rule out the presence of near–surface, economic-grade mineralization in areas for which infrastructure is planned.

Mongolian Political Developments

Entrée continues to monitor developments in Mongolia relating to proposed amendments to the national mineral laws. At this time, the Company has no plan to suspend in-country exploration at Lookout Hill and Manlai.

Arizona

Entrée plans to commence surface geophysical surveys (magnetics and deep penetrating induced polarization) on its Sol Dos property located in southeast Arizona in the third quarter 2006. Diamond drilling is expected to commence in the final quarter of 2006, once drill targets have been identified.

Potential Acquisitions

Entrée continues to evaluate potential acquisitions, worldwide, with a focus on promising copper and gold projects.

Quality Control and Assurance

Exploration programs are under the supervision of Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a qualified person as defined by National Instrument 43-101. Mr. Cann is responsible for the preparation of technical information in the Company’s news releases.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia and has recently acquired an early-stage copper porphyry project in Arizona, USA.

Entrée holds a 100% interest in mineral concessions comprising the 179,590 hectare Lookout Hill (Shivee Tolgoi) property, which completely surrounds the 8,500 hectare, Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Inc.

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of Entrée’s Lookout Hill property. Details of the Earn-In Agreement are available on Entrée’s website, at www.entreegold.com, and on SEDAR, at www.sedar.com. Drilling conducted by Ivanhoe as part of the Earn-In Agreement has confirmed the extension of the Hugo North Deposit onto the Copper Flats area of Lookout Hill. Initial estimates indicate that Copper Flats hosts an inferred resource of 190,160,000 tonnes (calculated using a 0.6% copper equivalent cut-off), averaging 1.91% copper equivalent, containing over 6.5 billion pounds of copper and 3.2 million ounces of gold (see Entrée’s news release of February 1, 2006).

Significant investments by Rio Tinto plc and Ivanhoe have contributed to Entrée’s treasury, which currently exceeds CDN$21 million. Entrée plans to use these funds to explore its wholly-owned projects in Mongolia and Arizona, and acquire and explore new projects globally.

Entrée is listed for trading on the TSX under the symbol “ETG”, on the AMEX under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA”.

FURTHER INFORMATION

Primoris Group

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Monica Hamm, Investor Relations

Entrée Gold Inc.

Tel: 604-687-4777

Website: www.entreegold.com

The TSX does not accept responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date July 10, 2006
By: /s/ Mona Forster Mona Forster, Corporate Secretary